UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 000-14993
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐Form 10-Q	☐ Form N-SAR

☐ Form N-CSR
     For Period Ended:      December 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
     For the Transition Period Ended:
     Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION	Full name of registrant: Carmike Cinemas, Inc.	Former name if applicable:	Address of principal executive office (Street and number): 1301 First Avenue	City, state and zip code: Columbus, Georgia 31901	PART II RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Carmike Cinemas, Inc. (the “Company”) will delay the filing of its Form 10-K for the year ended December 31, 2005. This delay is the result of the Company processing final changes to the Form 10-K which will not be completed by the close of business on March 16, 2006. In addition, the Company’s evaluation of internal control over financial reporting as of December 31, 2005 is not yet complete. The Company believes it is appropriate to complete these changes before filing the Form 10-K. As a result, the Company will be unable, without unreasonable effort or expense, to finalize the Form 10-K by the March 16, 2006 filing deadline. The Company believes that it will be able to file the Form 10-K on or prior to March 31, 2006, the date that is the fifteenth calendar day following the prescribed due date. As the Company completes its evaluation of internal control over financial reporting, control deficiencies may be identified and those control deficiencies may represent one or more material weaknesses. The existence of one or more material weaknesses precludes a conclusion by management that the Company’s internal control over financial reporting was effective at December 31, 2005.
     The information provided herein may contain forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “anticipate,” “estimate,” “plans,” “expects,” “projects,” “should,” “will,” “believes” or “intends” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to the timely resolution of the final changes discussed above. The risk factors discussed in our Form 10-K under the heading “Risk Factors” are specifically incorporated by reference in this press release.
     The Company believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

PART IV
OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Martin A. Durant	(706)	576-3415

(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑Yes           ☐ No
(3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑Yes           ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As a result of the matters discussed in Part III above, the Company is not in a position at this time to provide any specific estimate of anticipated significant changes in results of operations from the year ended December 31, 2004 to the year ended December 31, 2005 that may be reflected in the financial statements to be included in the Form 10-K.
However, the Company anticipates that revenues, operating income and net income for the year ended December 31, 2005 will be significantly lower than revenues, operating income and net income for the year ended December 31, 2004. We expect that revenues will be negatively impacted by the decreased box office as seen across the industry in general during the year ended December 31, 2005. The Company’s total costs and expenses were higher for the year ended December 31, 2005 due primarily to increases in theatre operating costs and depreciation and amortization expense related to theatre development, retrofitting and acquisition activities in 2005.

Carmike Cinemas, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 15, 2006	By:	/s/ Martin A. Durant
Martin A. Durant
Senior Vice President — Finance, Treasurer and Chief Financial Officer

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